UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 10, 2025

Jet.AI Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40725	93-2971741
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

10845 Griffith Peak Dr.

Suite 200

Las Vegas, NV 89135

(Address of principal executive offices)

(Registrant’s telephone number, including area code) (702) 747-4000

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4 (c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common Stock, par value $0.0001 per share	JTAI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amended and Restated Merger Agreement

As previously disclosed, on May 6, 2025, Jet.AI Inc. (the “Company”), entered into an Amended and Restated Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with flyExclusive, Inc. (“flyExclusive”), FlyX Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of flyExclusive (“Merger Sub”), and Jet.AI SpinCo, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“SpinCo”), pursuant to which (i) as a condition to closing, the Company will distribute all of the shares of SpinCo, on a pro rata basis, to the Company’s stockholders (the “Distribution”) and (ii) Merger Sub will merge with and into SpinCo (the “Merger” and, together with the Distribution and all other transactions contemplated under the agreement, the “Transactions”) with SpinCo surviving the Merger as a wholly owned subsidiary of flyExclusive.

On October 10, 2025, the parties entered into an Amendment No. 2 to Amended and Restated Agreement and Plan of Merger and Reorganization (the “Amendment”). The Amendment extends the Outside Date (as defined in the Merger Agreement) from October 31, 2025 to December 31, 2025. All other terms of the Transactions remain unchanged.

The foregoing summary of the terms of the Amendment is subject to, and qualified in its entirety by, the agreement itself which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01	Other Information.

On October 14, 2025, the Company issued a press release announcing the extension of the Outside Date. A copy of the press release is filed with this Current Report on Form 8-K as Exhibit 99.1.

Forward Looking Statements

This Current Report on Form 8-K contains certain statements that may be deemed to be “forward-looking statements” within the federal securities laws, including the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange. Forward-looking statements relate to future events or our future performance or future financial condition. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our company, our industry, our beliefs and our assumptions. Such forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, and statements regarding stockholder approval of the transactions contemplated by the Merger Agreement. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” or the negative of these terms or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are subject to a number of risks and uncertainties (some of which are beyond our control) that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements. These risks include risks relating to agreements with third parties; our ability to obtain necessary stockholder approvals and the possibility that the proposed Transactions do not close when expected or at all because the approval by the Company’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all; our ability to raise funding in the future, as needed, and the terms of such funding, including potential dilution caused thereby; our ability to continue as a going concern; security interests under certain of our credit arrangements; our ability to maintain the listing of our common stock on the Nasdaq Capital Market; claims relating to alleged violations of intellectual property rights of others; the outcome of any current legal proceedings or future legal proceedings that may be instituted against us; unanticipated difficulties or expenditures relating to our business plan; and those risks detailed in our most recent Annual Report on Form 10-K and subsequent reports filed with the SEC.

Forward-looking statements speak only as of the date they are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise that occur after that date, except as otherwise provided by law.

Additional Information and Where to Find It

In connection with the Transactions contemplated by the Merger Agreement, flyExclusive has filed a Registration Statement on Form S-4 (File No. 333-284960) (the “Registration Statement”) to register the shares of flyExclusive common stock that will be issued in connection with the proposed Transactions. The Registration Statement includes a proxy statement of the Company and a prospectus of flyExclusive (the “Proxy Statement/Prospectus”), and flyExclusive may file with the SEC other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, FLYEXCLUSIVE, AND THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained, free of charge, at the SEC’s website at www.sec.gov when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, from the Company by accessing the Company’s website at investors.jet.ai. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to the Company at 10845 Griffith Peak Drive, Suite 200, Las Vegas, NV 89135, Attention: Board Secretary, or by phone at (702) 747-4000. The information on the Company’s website is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions contemplated by the Merger Agreement and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Amendment No. 2 to Amended and Restated Agreement and Plan of Merger and Reorganization, dated October 10, 2025, between Jet.AI Inc., flyExclusive, Inc., FlyX Merger Sub, Inc., and Jet.AI SpinCo, Inc.

99.1	Press Release, dated October 14, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JET.AI INC.

By:	/s/ George Murnane
George Murnane
Interim Chief Financial Officer

October 16, 2025